1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

December 8, 2016

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          THE HARTFORD MUTUAL FUNDS, INC., FILE NOS. 333-02381/811-07589

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The Hartford Mutual Funds, Inc. (the “Company”) respectfully requests withdrawal of the following Post-Effective Amendment to the Company’s Registration Statement on Form N-1A (the “Amendment”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
149	12/8/16	485BXT	0001104659-16-161198

The Amendment was intended to delay the effectiveness of Post-Effective Amendment 148 to the Company’s Registration Statement on Form N-1A, but contained an incorrect effective date for the registration statement for the series of the Company to which that amendment relates.  No securities were sold in connection with the Amendment and the Company will file a subsequent 485BXT with the correct effective date to delay Post-Effective Amendment 148.

Please contact me at (202) 261-3314 or John V. O’Hanlon at (617) 728-7111 with any comments or questions

Sincerely,

/s/ Corey F. Rose
Corey F. Rose

cc:	Alice A. Pellegrino
John V. O’Hanlon